Exhibit 23.2

Consent of Independent Actuary

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. consents to the references to it (as the ‘‘Consulting Actuary’’) in relation to the actuarial services described in this Form 10-K, filed with the Securities and Exchange Commission, of Employers Holdings, Inc. for the fiscal year ended December 31, 2006.

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc.

March 29, 2007

/s/ Robert F. Conger